December 11, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Range Capital Acquisition Corp.

Registration Statement on Form S-1

Filed November 27, 2024

File No. 333-283518

Dear Mr. Alper and Ms. Lippmann:

On behalf of Range Capital Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated December 9, 2024, relating to the Company’s Registration Statement on Form S-1 (File No. 333-283518). The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed November 27, 2024

Cover Page

1.	We note your response to prior comment 2. Please highlight the cross reference to dilution.

Response: In response to Staff’s comment, the Company has revised the cover page of the Amended Registration Statement.

Dilution, page 76

2.

We note your response to prior comment 10. Please further expand your disclosures to state that your net tangible book value as of August 31, 2024 assumes the receipt of payment for the founder shares of $25,000.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Registration Statement.

3.

Please expand your disclosures to state that the dilution calculation does not contemplate fees associated with the Business Combination Marketing Agreement due to the fees being contingent on the consummation of the initial Business Combination.

Response: In response to Staff’s comment, the Company has revised the disclosure on page 76 of the Amended Registration Statement.

Note 5 – Related Parties, page F-12

4.

We note your disclosure that on August 27, 2024, the Company issued to EBC 400,000 EBC founder shares for a purchase price of approximately $0.006 per share and an aggregate purchase price of $2,318.84 with 133,333 being subsequently surrendered for no consideration on November 14, 2024. We further note that the Company recognized approximately $1.5 million as deferred offering costs in the accompanying balance sheet as of August 31, 2024 with a corresponding increase in additional paid-in capital. In regards to the EBC Founder Shares please tell us the following:

•

Whether such EBC Founder Shares were considered part of the 2% gross proceeds from the offering in underwriting commissions to be paid to EBC as part of Total offering expenses per your Use of Proceeds disclosures on page 70, or are in addition to such fees; and

•

To the extent such EBC Founder Shares were considered incremental to the underwriting commissions to be paid to EBC, your consideration to add back the $1.5 million deferred offering costs currently presented on your balance sheet as of August 31, 2024 in your calculation of your pro forma net tangible book value in your dilution calculation on page 77, as it would appear such amount does not impact your net proceeds from the offering.

Response: In response to Staff’s comment, the Company respectfully advises that, the EBC Founder Shares are not considered to be part of the 2% gross proceeds due at the time of the offering for underwriting commissions. These shares were issued to EarlyBirdCapital and its designees in advance of the deal close as an investment; and the value of the $1.5 million is the fair value of the founder shares in accordance with ASC 718 and further to be accounted for as offering costs in accordance with ASC 340-10-S99-1. The dilution table on page 77 now reflects the correct net tangible book value and offering expense value adding back the $1.5 million of offering costs as such amount does not impact the net proceeds from the offering. Additionally, the cover page dilution summary table has also been amended to reflect the values due to this change.

General

5.

We note your disclosure on the cover page and elsewhere in the prospectus relating to interest earned on the funds held in the trust account that may be released to you to pay your tax obligations and the conditions to release of the proceeds deposited in the trust account. However, section 1(k) of the trust agreement filed as exhibit 10.4 states that “to the extent there is not sufficient interest income in the form of cash in the Trust Account to fund such Tax Withdrawal, the Trustee shall liquidate such assets held in the Trust Account as shall be designated by the Company in writing to make such distribution.”

Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the form of Trust Agreement to remove Section 1(k), such that tax withdrawals are addressed only in Section 2(a), which provides for the distribution of interest earned on the Trust Account to cover tax obligations of the Company.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc: Tim Rotolo, Chief Executive Officer, Range Capital Acquisition Corp.